4|9

07022425

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FILE NO. 82- 05749

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/9/07

Annual Report

Annual Report
Annual Report
Annual Report

2006

Annual Report
Annual Report
Annual Report
Annual Report
Annual Report

Established in Amsterdam

Heineken Holding N.V.

Re: File No. 82-5149

established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, 243 Damrak, Amsterdam, at **4 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Thursday, 19 April 2007.**
The Beurs van Berlage will be open from 1 p.m.

The agenda with the explanatory notes, the annual report, the financial statements relating to the financial year 2006 and the information as referred to in Section 2:392, subsection 1 of the Dutch Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 57 99 455.
All documents can also be found at www.heinekeninternational.com/agm.

Agenda
Opening
1. Report for the financial year 2006.
2. Adoption of the balance sheet as at 31 December 2006, the income statement for the year 2006 and the notes thereto.
3. Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10 (6) of the Articles of Association.
4. Discharge of the members of the Board of Directors.
5. Amendments to the Articles of Association.
6. Extension of the authorisation of the Board of Directors to acquire own shares.
7. Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

Closure
All agenda items are subject to approval of the General Meeting of Shareholders, except for agenda items 1 and 3.

Record date
The Board of Directors has determined that only those persons will be eligible to attend and vote at the General Meeting of Shareholders on 19 April 2007, who are entered in one of the registers designated by the company on Thursday, 12 April 2007 (the 'record date'), after all entries and deletions have been made for that day, and for whom applications have been made in accordance with the procedure hereinafter described.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the record date. Holders of bearer shares wishing to attend the meeting and exercise the rights attached to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 12 April 2007 under submission of a confirmation that the relative shares will remain registered up to and including the record date. After receipt of the application, ABN AMRO Bank N.V. will send a registration ticket to those shareholders.

Holders of registered shares

Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 12 April 2007. Provided they are entered in the company's register of shareholders on 12 April 2007, they will then receive an admission ticket for the meeting.

Electronic voting instruction

Heineken Holding N.V. offers this year again the possibility for shareholders to submit their voting instruction through internet, in case they are unable to attend the general meeting of shareholders. Shareholders first have to register as described above and can then submit their voting instructions through the website (www.heinekeninternational.com/agm) with the help of their registration ticket till 17 April 2007, 9 a.m. ultimately.

Observers General Meeting of Shareholders Heineken N.V.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observer. The above-mentioned registration ticket will also serve as admission ticket for this meeting.

The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Thursday 19 April 2007.

Identification

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document.

Webcast

The meeting will be audiowebcast live and in full via www.heinekeninternational.com/agm.

The Board of Directors

Amsterdam, 22 March 2007

Agenda

for the Annual General Meeting of Shareholders Heineken Holding N.V., to be held at 4:00 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on Thursday, 19 April 2007 in the Beurs van Berlage, Damrak 243, Amsterdam.

Opening

1 Report for the financial year 2006.

2 Adoption of the balance sheet as at 31 December 2006, the income statement for the year 2006 and the notes thereto.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10 (6) of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Amendments to the Articles of Association.*

6 Extension of the authorisation of the Board of Directors to acquire own shares.*

7 Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.*

Closure

All agenda items are subject to approval of the General Meeting of Shareholders, except for agenda items 1 and 3.

* Explanatory notes to these items are appended.

Annual Report

2006

Established in Amsterdam

Heineken Holding N.V.

Heineken Holding N.V., which holds 50.005% of the issued share capital of Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding. The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam.

Contents

Report of the Board of Directors

Financial statements 2006

Other information

This report is available in Dutch and in English.
Both versions can be downloaded
from www.heinekeninternational.com

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split


40
36
32
28
24
20
16
12
8
4
0
30.80
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

share price range *year-end price*

Average trade in 2006:
175,696 shares per day

Nationality Heineken Holding N.V. shareholders

in %

Based on 105.8 million shares in free float (excluding the holdings of L'Arche Holding S.A. and Greenfee B.V. in Heineken Holding N.V.)


2006
2005

	2006	2005
Netherlands	9.1	14.8
Institutional	3.1	5.7
Retail	6.0	9.1
Europe (excluding Netherlands)	13.2	12.6
United Kingdom/Ireland	16.6	15.8
North America	45.1	56.0
Rest of the world	0.1	0.1
Undisclosed	15.9	0.7
	100.0	100.0

Source: Thomson Financial

Based on best estimate on 31 December 2006 and 31 December 2005

Heineken Holding N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam.
The average daily volume of trade in 2006 was 175,696 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2006
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a year-end price of €30.80 on 29 December 2006, the market capitalisation of Heineken Holding N.V. as at balance sheet date was €7.5 billion.

Year-end price	€30.80	29 December 2006
High	€32.44	13 October 2006
Low	€24.86	3 January 2006

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196
2002	196
2003	196
2004	216
2005	216
2006	216

Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation and share split


50
45
40
35
30
25
20
15
10
5
0
36.03
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
share price range
year-end price

Average trade in 2006:

1,608,718 shares per day

Nationality Heineken N.V. shareholders

in %

Based on 245 million shares in free float (excluding the holding of Heineken Holding N.V. in Heineken N.V.)


2006
2005

	2006	2005
Netherlands	19.0	10.4
Institutional	*13.0*	5.1
Retail	*6.0*	5.3
Europe (excluding Netherlands)	13.5	13.8
United Kingdom/Ireland	10.4	7.1
North America	33.4	45.8
Rest of the world	1.2	0.3
Undisclosed	22.5	22.6
	100.0	100.0

Source: Thomson Financial

Based on best estimate on 31 December 2006 and 31 December 2005

Heineken N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.Liffe Amsterdam. The average daily volume of trade in 2006 was 1,608,718 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2006
489,974,594 shares of €1.60 nominal value
At a year-end price of €36.03 on 29 December 2006, the market capitalisation of Heineken N.V. as at balance sheet date was €17.7 billion.

Year-end price	€36.03	29 December 2006
High	€37.89	21 November 2006
Low	€26.76	6 January 2006

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority Financial Markets has been notified about the following substantial shareholdings regarding Heineken N.V.:

- Mrs C.L. de Carvalho-Heineken (indirectly 50.005%; the direct 50.005% shareholder is Heineken Holding N.V.).
- ING Group N.V. (indirectly 5.40%; the direct 5.40% shareholder is a subsidiary of ING Group N.V.).

Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon interest rate of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon interest rate of 5% maturing on 4 November 2013.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Financial calendar in 2007 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2006 results	21 February
Publication of annual report	19 March
Annual General Meeting of Shareholders, Amsterdam*	19 April
Quotation ex final dividend	23 April
Final dividend 2006 payable	8 May
Announcement of half-year results 2007	29 August
Quotation ex interim dividend	30 August
Interim dividend 2007 payable	20 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13.
Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam, Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

* Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board of Heineken N.V.

Composition of the Board of Directors

There were no changes in the composition of the Board of Directors.

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

Corporate governance

While Heineken Holding endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 4, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., means that Heineken Holding will not comply with a number of the Code's principles and best-practice provisions. This issue was put to the vote and approved at the General Meeting of Shareholders on 20 April 2005.

Structure of the Heineken group

Heineken Holding has a 50.005% interest in the issued share capital of Heineken N.V.
Both companies are listed on Euronext Amsterdam.
L' Arche Holding S.A., a Swiss company owned by the Heineken family, in turn holds a 50.005% interest in Heineken Holding.

Standing at the head of the Heineken group, Heineken Holding is not an ordinary holding company. Since its formation in 1952, Heineken Holding's object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding's governance structure

Heineken Holding is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding, unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding engages in no operational activities and employs no staff.

Pursuant to the Articles of Association of Heineken Holding, holders of Heineken Holding ordinary shares receive the same dividend as holders of Heineken N.V. shares.

Within Heineken Holding N.V., there are established rules governing the disclosure of transactions in Heineken Holding N.V. and Heineken N.V. shares that are applicable to the Board of Directors and other persons directly associated with the company.

Remuneration policy for members of the Board of Directors

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on the remuneration of members of the Board of Directors was submitted to the General Meeting of Shareholders for approval in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2007, this means a remuneration for the chairman of €60,000 a year and for the other members of the Board of Directors of €45,000 a year.

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated balance sheet and income statement (see page 70).

Further information pursuant to the Decree Article 10 of the EU Takeover Directive

Heineken Holding's issued capital consists of 245,011,848 ordinary shares with a nominal value of €1.60 and 250 priority shares with a nominal value of €2.

The priority shares are registered. The meeting of holders of priority shares has the right to draw up a non-binding list of candidates for each appointment to the Board of Directors by the General Meeting of Shareholders. The approval of the holders of priority shares is required for resolutions of the Board of Directors relating to the exercise of voting rights on shares in public limited liability companies and other legal entities and the direction in which such votes are to be cast. The approval of both the holders of priority shares and the General Meeting is required for resolutions of the Board of Directors relating to any material change in the nature or identity of the company or the enterprise, in any event including resolutions relating to the transfer of all or virtually all of the company's enterprise to a third party, entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity and acquisition or disposal by the company or a subsidiary of a substantial interest in the capital of another company.

Shares are issued pursuant to a resolution of the General Meeting of Shareholders. Such a resolution requires that prior or simultaneous approval be given by resolution of the meeting of holders of shares of the same class as that to which the issue relates.

Fully paid ordinary shares in its own capital may only be acquired by the company for valuable consideration if the shareholders' equity minus the purchase price is not less than the sum of the paid-in and called capital and the reserves prescribed by law and the nominal value of the shares does not exceed one-tenth of the issued capital.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority Financial Markets has been notified about the following substantial shareholdings regarding Heineken Holding N.V.:

- Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L' Arche Holding S.A.).
- Greenfee B.V. (6.81%).

There are no restrictions on the voting rights on ordinary shares. Heineken Holding N.V. has no staff share plan or option plan. Heineken Holding is not aware of any agreement with a shareholder which might give rise to the restriction of voting rights.

Persons who hold shares on a predetermined registration date may attend and exercise their voting rights at General Meetings of Shareholders. The registration date for the General Meeting of Shareholders on 19 April 2007 has been set seven days before the General Meeting of Shareholders, namely 12 April 2007.

The members of the Board of Directors are appointed by the General Meeting of Shareholders from a non-binding list of candidates drawn up by the meeting of priority shareholders.

Members of the Board of Directors may be suspended or dismissed by the General Meeting of Shareholders at any time by a resolution adopted by an absolute majority of the votes cast which represents at least one-third of the issued capital.

The Articles of Association may be amended by a resolution adopted on a motion of the meeting of priority shareholders by a General Meeting of Shareholders at which at least half of the issued capital is represented. A resolution to amend the Articles of Association must in all cases be stated in the notice of meeting and a copy of the resolution must be deposited simultaneously at the company's offices for inspection. If the required capital is not represented at the meeting, a second General Meeting of Shareholders must be held within four weeks of that meeting, at which a resolution to amend the Articles of Association may be adopted irrespective of the capital represented.

The General Meeting of Shareholders on 20 April 2006 extended, for the statutory maximum period of 18 months commencing on 20 April 2006, the authorisation which it had granted to the Board of Directors on 20 April 2005 to acquire shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is the statutory maximum of 10% of the issued capital of the company;
b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c transactions may be executed on the stock exchange or otherwise.

This authorisation may be used in connection with Heineken N.V.'s long-term incentive plan for the members of the Executive Board and the long-term incentive plan for senior management, but may also serve other purposes, such as acquisitions.

The General Meeting of Shareholders on 20 April 2006 extended, for a period of 18 months commencing on

Gap between Heineken Holding N.V. and Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for recapitalisation and share split



50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Heineken Holding N.V. close
Heineken N.V. close

20 April 2006, the authorisation which it had granted to the Board of Directors on 20 April 2005 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation is limited to 10% of the issued capital of the company on the date of issue. This authorisation may be used in connection with Heineken N.V.'s long-term incentive plan for the members of the Executive Board and the long-term incentive plan for senior management, but may also serve other purposes, such as acquisitions.

There are no agreements under which Heineken Holding N.V. is liable to make any payment to members of the Board of Directors or employees on termination of employment following a public offer for all the shares.

Activities

The Board of Directors met on seven occasions in 2006. The 2005 report and accounts and the 2006 half-year figures were adopted by the Board.

Topics discussed at length by the Board of Directors included Heineken N.V.'s policy plans and acquisitions, integration of the breweries in Russia and new product development. Further information is given in Heineken N.V.'s annual report.

The financial policy, including the cost-reduction plan, the review of dividend policy, the company's profit performance and the composition of the Supervisory Board and Executive Board of Heineken N.V. were also discussed at length.

Review of 2006

Share price

The market price of our company's shares increased in 2006 and the gap between the Heineken N.V. and Heineken Holding N.V. share prices widened. Price movements are shown in the graph on the left. The nationalities of the shareholders are shown in the graphs on pages 4 and 6.

Euronext.Liffe decided in 2006 not to issue a new series of options on Heineken Holding shares. The last series of Heineken Holding options expired in December, bringing to an end the listing and trading of Heineken Holding options on Euronext.Liffe, which started on 27 January 2004. The decision not to issue a new option series was due to the low turnover, which meant that the revenue received by the relevant market makers and the stock exchange organisation was insufficient to cover the cost. If there is renewed market demand for options on Heineken Holding shares in the future, they can be issued without going through a code application procedure with Euronext.Liffe.

Heineken Holding held further discussions with Euronext Amsterdam in 2006 on the possibility of inclusion of the shares in the AMX Index, for which they qualify on the basis of turnover and market capitalisation. Euronext took the view that there had been no market developments that would justify a change in the rules on inclusion of holding companies in the Euronext indices. Such a change would be necessary for the shares to be included in the AMX Index.

Interest in Heineken N.V.

The nominal value of our company's interest in Heineken N.V. as at 31 December 2006 was €392 million. The nominal value of the ordinary shares issued by our company as at the same date was also €392 million. As at 31 December 2006, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued share capital (being 50.047% of the outstanding capital following the purchase of own shares by Heineken N.V.).

Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has elected to avail itself of the option given by Section 362, subsection 8, Part 9, of Book 2 of the Dutch Civil Code of using the same accounting policies for the valuation of assets and liabilities and determination of results in the company financial statements as those used for the preparation of the consolidated financial statements of Heineken Holding N.V. Since the interest in Heineken N.V. is carried at net asset value, the equity attributable to the equity holders of Heineken Holding N.V. of €2,507 million shown in the consolidated balance sheet is equal to the shareholders' equity shown in the company balance sheet less the priority shares.

Our company's 50.047% share in Heineken N.V.'s profit of €1,211 million is recognised as income of €606 million in the company income statement. This share in Heineken N.V.'s profit consists of both distributed and retained earnings for 2006.

Heineken N.V. performance 2006 and outlook

Heineken N.V. posted a net profit of €1,211 million in 2006. The improvement compared with 2005 reflects higher sales volumes, higher prices and a better sales mix. The launch of Heineken Premium Light was also a contributory factor. Heineken expects to sustain this trend in 2007.

Above-average growth is predicted in the international premium segment of the beer market. The Heineken brand is strongly represented in this segment and Heineken expects to profit from this growth by utilising new channels of communication, introducing new products such as the DraughtKeg and optimising the brand portfolio. Heineken's 'Fit2Fight' cost-reduction programme will also help to boost net profit.

More information is provided in Heineken N.V.'s annual report.

Financial statements and appropriation of profit

The Board of Directors will submit the financial statements for 2006 to the General Meeting of Shareholders. These financial statements, on pages 14 to 75 of this report, have been audited by KPMG Accountants N.V., whose report can be found on page 78.

Heineken N.V. proposes to distribute a dividend for 2006 of €0.60 per share of €1.60 nominal value, of which €0.16 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Management Board has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2006 at €0.60 per share of €1.60 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2006 totals €147 million in cash, of which €39.2 million has already been received by way of interim dividend. The final dividend due will therefore be €107.8 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.16 per share of €1.60 nominal value was distributed to holders of ordinary shares on 20 September 2006. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.44 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 8 May 2007. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend for 2006 of €0.60 per share of €1.60 nominal value. A total of €147 million will be distributed to holders of ordinary shares and a total of €20 will be distributed to holders of priority shares.

Amsterdam, 20 February 2007
Board of Directors

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

2006

Financial statements

Balance sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

		31 December **2006**	31 December 2005
Assets			
Financial fixed assets			
Participating interest in Heineken N.V.	note I	**2,506,848**	1,984,698
Current assets			
Cash	note II	**46**	8
		2,506,894	1,984,706

		31 December **2006**		31 December 2005
Equity and liabilities				
Shareholders' equity				
Issued capital:				
Priority shares		**1**		1
Ordinary shares		**392,019**		392,019
			392,020	392,020
Translation reserve			**47,826**	73,850
Hedging reserve			**14,450**	– 10,073
Fair value reserve			**48,524**	24,502
Other legal reserves			**229,498**	195,966
Retained earnings			**1,168,462**	927,895
Profit for the year			**606,068**	380,538
	note III		**2,506,848**	1,984,698
Current liabilities				
Other payables			**46**	8
			2,506,894	1,984,706

Income statement of Heineken Holding N.V.

in thousands of euros

		2006	2005
Share in result of participating interest in Heineken N.V. after income tax	note IV	**606,068**	380,538
Other revenues and expenses after income tax	note V	**–**	–
Profit for the year		**606,068**	380,538

8 Notes to the balance sheet as at 31 December 2006 and the income statement for 2006 of Heineken Holding N.V.

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands.

Basis of preparation

The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. Only IFRSs adopted by the European Union (EU) have been applied in preparation of the consolidated financial statements. For a further description of these principles see the notes to the consolidated financial statements.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Part 9, Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros, unless otherwise indicated.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 20th of February 2007 and will be submitted for adoption to the Annual General Meeting of Shareholders on 19th of April 2007.

Significant accounting policies

Financial fixed assets

Participating interests, over which significant influence is exercised, are measured on basis of the equity method.

Shareholders' equity

The translation reserve and other legal reserves are previously formed under and still recognised and measured in accordance with the Dutch Civil Code.

Profit of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

Change in accounting policies

For more detail, please refer to note 24 to the consolidated financial statements in which the change in accounting policies IAS 32 and IAS 39 as at 1 January 2005 is explained.

note I Participating interest in Heineken N.V.

The interest of Heineken Holding N.V. in Heineken N.V. is 50.005% of the issued capital (being 50.047% (2005: 50.005%) of the outstanding capital following the purchase of own shares by Heineken N.V.).

The nominal value of the Heineken N.V. shares held by the Company amounted to €392 million as at 31 December 2006 (€392 million as at 31 December 2005), corresponding to 50.047% (2005: 50.005%) of the outstanding capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V. is based on 50.047% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2006, with a nominal value of €392 million, amounted to €8.8 billion (31 December 2005: €6.6 billion).

Balance as at 1 January 2005	1,628,163
Change in accounting policies IAS 32 and IAS 39	22,002
50.005% of the profit of Heineken N.V.	380,538
Dividend payments received	– 98,005
Effect of movements in foreign currencies	71,599
Fair value adjustments and cash flow hedges	– 19,599
Balance as at 31 December 2005	1,984,698
Balance as at 1 January 2006	1,984,698
50.047% of the profit of Heineken N.V.	606,068
Purchase own shares by Heineken N.V. (including dilution effect)	– 5,431
IFRS transitional adjustments prior year	– 5,005
Dividend payments received	– 98,005
Movements in translation reserve	– 26,024
Movements fair value adjustments	24,022
Movements cash flow hedges	24,523
Share-based payments by Heineken N.V.	2,002
Balance as at 31 December 2006	2,506,848

note II Cash

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

note III Shareholders' equity

	Issued capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Profit for the year	Total equity[1]
Balance as at 1 January 2005	392,020	2,251	–	–	174,295	738,565	321,032	1,628,163
Net income recognised directly in equity[2]	–	71,599	– 10,073	24,502	12,506	– 24,532	–	74,002
Profit for the year	–	–	–	–	39,977	– 39,977	380,538	380,538
Transfer to retained earnings	–	–	–	–	–30,812	351,844	– 321,032	–
Dividends to shareholders	–	–	–	–	–	– 98,005	–	– 98,005
Balance as at 31 December 2005	392,020	73,850	– 10,073	24,502	195,966	927,895	380,538	1,984,698
Balance as at 1 January 2006	392,020	73,850	– 10,073	24,502	195,966	927,895	380,538	1,984,698
Net income recognised directly in equity[2]	–	– 26,024	24,523	24,022	– 3,003	– 2,002	–	17,516
Profit for the year	–	–	–	–	55,052	– 55,052	606,068	606,068
Transfer to retained earnings	–	–	–	–	– 18,517	399,055	– 380,538	–
Dividends to shareholders	–	–	–	–	–	– 98,005	–	– 98,005
Purchase own shares by Heineken N.V.	–	–	–	–	–	– 5,431	–	– 5,431
Share-based payments by Heineken N.V.	–	–	–	–	–	2,002	–	2,002
Balance as at 31 December 2006	392,020	47,826	14,450	48,524	229,498	1,168,462	606,068	2,506,848

[1] Total equity attributable to equity holders of Heineken Holding N.V.
[2] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

For further explanation reference is made to note 22 to the consolidated financial statements.

note IV Share in result of participating interest in Heineken N.V. after tax

Included here is the share in the net profit of Heineken N.V. for 2006, being 50.047% of €1,211 million (2005: 50.005% of €761 million).

note V Other revenues and expenses after tax

Expenses made to manage and provide services to Heineken N.V. amounting to €551 thousand (2005: €543 thousand) are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.
The remuneration of the Board of Directors is disclosed in note 33 to the consolidated financial statements.

Amsterdam, 20 February 2007 *Board of Directors*

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Consolidated income statement

in millions of euros

			2006		2005*
Revenue	note 5		**11,829**		10,796
Other income	note 7		**379**		63
Raw materials, consumables and services	note 8	**7,376**		6,657	
Personnel expenses	note 9	**2,241**		2,180	
Depreciation, amortisation and impairments	note 10	**786**		768	
Total expenses			**10,403**		9,605
Results from operating activities			**1,805**		1,254
Interest income		**52**		60	
Interest expenses		**– 185**		– 199	
Other net finance income	note 11	**11**		25	
Net finance expenses			**– 122**		– 114
Share of profit of associates			**27**		29
Profit before income tax			**1,710**		1,169
Income tax expense	note 12		**– 365**		– 300
Profit			**1,345**		869
Attributable to:					
Equity holders of Heineken Holding N.V. (net profit)			**606**		381
Minority interests in Heineken N.V.			**605**		380
Minority interests in Heineken N.V. group companies			**134**		108
Profit			**1,345**		869
Number of issued shares	note 23		**245,011,848**		245,011,848
Number of outstanding shares	note 23		**245,011,848**		245,011,848
Basic earnings per share (EUR)	note 23		**2.47**		1.55
Diluted earnings per share (EUR)	note 23		**2.47**		1.55

* Restated for comparison purposes, see note 3 significant accounting policies.

8 Consolidated statement of recognised income and expense

in millions of euros

		2006	2005
Foreign currency translation differences for foreign operations		**– 84**	201
IFRS transitional adjustments prior year		**– 10**	–
Transition to IAS 32 and 39:			
Change in hedging and fair value reserve		**–**	67
Change in retained earnings		**–**	– 23
Cash flow hedges:			
Effective portion of changes in fair value		**50**	– 63
Net changes in fair value transferred to the income statement		**–**	7
Net changes in fair value available-for-sale investments		**48**	17
Income and expense recognised directly in equity	note 22	**4**	206
Profit		**1,345**	869
Total recognised income and expense		**1,349**	1,075
Attributable to:			
Equity holders of Heineken Holding N.V.		**623**	455
Minority interests in Heineken N.V.		**623**	454
Minority interests in Heineken N.V. group companies		**103**	166
Total recognised income and expense		**1,349**	1,075

Consolidated balance sheet

in millions of euros

		31 December 2006		31 December 2005	
Assets					
Non-current assets					
Property, plant & equipment	note 13	**4,944**		5,067	
Intangible assets	note 14	**2,449**		2,380	
Investments in associates	note 15	**186**		172	
Other investments	note 16	**786**		646	
Deferred tax assets	note 17	**395**		286	
			8,760		8,551
Current assets					
Inventories	note 18	**893**		883	
Other investments	note 16	**12**		23	
Trade and other receivables	note 19	**1,917**		1,787	
Cash and cash equivalents	note 20	**1,374**		585	
Assets classified as held-for-sale	note 21	**41**		–	
			4,237		3,278
			12,997		11,829

		31 December 2006		31 December 2005	
Equity	note 22				
Share capital		**392**		392	
Reserves		**341**		285	
Retained earnings		**1,774**		1,308	
Equity attributable to the equity holders of Heineken Holding N.V.			**2,507**		1,985
Minority interests in Heineken N.V.			**2,502**		1,984
Minority interests in Heineken N.V. group companies			**511**		545
			5,520		4,514
Liabilities					
Non-current liabilities					
Loans and borrowings	note 25	**2,091**		2,233	
Employee benefits	note 26	**665**		664	
Provisions	note 28	**242**		273	
Deferred tax liabilities	note 17	**471**		393	
			3,469		3,563
Current liabilities					
Bank overdrafts	note 25	**747**		351	
Loans and borrowings	note 25	**494**		709	
Trade and other payables	note 29	**2,496**		2,451	
Tax liabilities		**149**		141	
Provisions	note 28	**122**		100	
			4,008		3,752
			7,477		7,315
			12,997		11,829

8 Consolidated statement of cash flows

in millions of euros

	Note	2006	2006	2005*	2005*
Operating activities					
Profit		**1,345**		869	
Adjustments for:					
Depreciation, amortisation and impairments	note 10	**786**		768	
Net interest expenses		**133**		139	
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	note 7	**– 379**		– 63	
Investment income and share of profit of associates		**– 40**		– 42	
Income tax expense	note 12	**365**		300	
Other non-cash items		**285**		368	
Cash flow from operations before changes in working capital and provisions			**2,495**		2,339
Change in inventories		**– 50**		– 18	
Change in trade and other receivables		**46**		– 76	
Change in trade and other payables		**102**		208	
Total change in working capital			**98**		114
Change in provisions and employee benefits			**– 211**		– 240
Cash flow from operations			**2,382**		2,213
Interest paid and received		**– 138**		– 141	
Dividend received		**13**		20	
Income taxes paid		**– 408**		– 220	
Cash flow used for interest, dividend and income tax			**– 533**		– 341
Cash flow from operating activities			**1,849**		1,872

* Restated for comparison purposes, see note 3 significant accounting policies.

			2006		2005*
Investing activities					
Proceeds from sale of property, plant & equipment and intangible assets		**182**		161	
Purchase of property, plant & equipment	note 13	**– 844**		– 853	
Purchase of intangible assets	note 14	**– 33**		– 21	
Loans and advances issued to customers and other investments		**– 166**		– 152	
Repayment on loans and advances to customers		**134**		131	
Cash flow used in operational investing activities			**– 727**		– 734
Acquisition of subsidiaries, joint ventures, minority interests and associates, net of cash acquired		**– 113**		– 730	
Disposal of subsidiaries, joint ventures, minority interests and associates, net of cash disposed of		**41**		270	
Cash flow used for acquisitions and disposals			**– 72**		– 460
Cash flow used in investing activities			**– 799**		– 1,194
Financing activities					
Proceeds from long-term borrowings		**262**		363	
Repayment of long-term borrowings		**– 578**		– 700	
Dividends paid		**– 294**		– 271	
Purchase own shares	note 22	**– 14**		–	
Other		**– 25**		16	
Cash flow used in financing activities			**– 649**		– 592
Net cash flow			**401**		86
Cash and cash equivalents as at 1 January			**234**		161
Effect of movements in exchange rates			**– 8**		– 13
Cash and cash equivalents as at 31 December	note 20		**627**		234

* Restated for comparison purposes, see note 3 significant accounting policies.

note 1 Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2006 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group') and Heineken's interests in joint ventures and associates. A summary of the main subsidiaries, joint ventures and associates is included in note 34, 35 and 15. Heineken is primarily involved in brewing and selling of beer.

note 2 Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 20 February 2007 and will be submitted for adoption to the Annual General Meeting of Shareholders on 19 April 2007.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

- Available-for-sale investments are measured at fair value.
- Investments at fair value through profit and loss are measured at fair value.
- Derivative financial instruments are measured at fair value.
- Liabilities for equity-settled share-based payment arrangements are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million, unless stated otherwise.

(d) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 6 acquisitions and disposals.
- Note 14 measurement of the recoverable amounts of cash-generating units.
- Note 17 utilisation of tax losses.
- Note 26 measurement of defined benefit obligations.
- Note 27 measurement of share-based payments – Long-Term Incentive Plan.
- Note 28 and 32 provisions and contingencies.
- Note 30 valuation of financial instruments.

note 3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Heineken entities.

The adoption in 2005 of IAS 32 and IAS 39 Financial instruments by Heineken and its effect on the balance sheet as at 1 January 2005 is disclosed in note 24.

Certain comparative amounts have been reclassified to conform with current year's presentation of geographical segmentation (see note 5) and of gains and losses on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates (see note 7).

(a) Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by Heineken. Control exists when Heineken has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies have been changed where necessary to ensure consistency with the policies adopted bij Heineken.

(ii) Associates
Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include Heineken's share of the total recognised income and expenses of associates on an equity-accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the associate.

(iii) Joint ventures
Joint ventures are those entities over whose activities Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include Heineken's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

(iv) Transactions eliminated on consolidation
Intra-Heineken balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-Heineken transactions, are eliminated in preparing the consolidated financial statements. Unrealised income arising from transactions with associates and joint ventures are eliminated to the extent of Heineken's interest in the entity. Unrealised expenses are eliminated in the same way as unrealised income, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Heineken entities at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are retranslated to the functional currency at the exchange rate on that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available-for-sale (equity) investments. Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euros at exchange rates on the balance sheet date. The revenue and expenses of foreign operations are translated to euros at exchange rates approximating the exchange rates ruling on the dates of the transactions.

Foreign currency differences are recognised directly in equity as a separate component. Since 1 January 2004, the date of transition to IFRS, such differences have been recognised in the translation reserve. The cumulative currency differences on the date of transition to IFRS were deemed to be zero. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement.

The following exchange rates were used while preparing these financial statements (for most important countries in which Heineken has operations):

In euros	*Year end*		*Average*	
	2006	2005	**2006**	2005
CLP	0.001423	0.001651	0.001502	0.001442
EGP	0.133333	0.148588	0.138910	0.139265
NGN	0.005910	0.006464	0.006217	0.006137
PLN	0.261097	0.259081	0.256988	0.248562
RUB	0.028825	0.029416	0.029323	0.028442
SGD	0.495050	0.510204	0.501968	0.483394
USD	0.758380	0.845380	0.797258	0.804366

(c) Non-derivative financial instruments

(i) General

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if Heineken becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if Heineken's contractual rights to the cash flows from the financial assets expire or if Heineken transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for on trade date, i.e. the date that Heineken commits itself to purchase or sell the asset. Financial liabilities are derecognised if Heineken's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for interest income and expenses and net finance expenses is discussed in note 3(o).

(ii) Held-to-maturity investments

If Heineken has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.
Held-to-maturity investments include advances and loans to customers of Heineken.

(iii) Available-for-sale investments

Heineken's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, except for impairment losses (see note 3h*(i)*), and foreign exchange gains and losses on available-for-sale monetary items (see note 3b*(i)*), are recognised directly in equity. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest bearing, interest calculated using the effective interest method is recognised in the income statement. Available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss

An investment is classified as at fair value through profit or loss if it is held-for-trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if Heineken manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred.
Investments at fair value through profit or loss are classified as current assets and are measured at fair value, with changes therein recognised in the income statement. Investments at fair value through profit and loss are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(v) Share capital – repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

(d) Derivative financial instruments

(i) General

Heineken uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risks exposures.

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in the income statement as incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in note 3d (*ii*).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties.

(ii) Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately. When a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the income statement in the same period that the hedged item affects the income statement.

(iii) Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in the income statement as part of foreign currency gains and losses.

(e) Property, plant & equipment (P, P&E)

(i) Owned assets

Items of property, plant & equipment are measured at cost less government grants received (refer *(iv)*), accumulated depreciation (refer *(v)*) and impairment losses (refer accounting policy 3h*(ii)*).

Cost comprises the initial purchase price increased with expenditures directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads).

Spare parts that are acquired as part of an equipment purchase and only be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

Where an item of property, plant & equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant & equipment.

(ii) Leased assets

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition P, P & E acquired by way of finance lease is measured

at an amount equal to the lower of its fair value and the present value of the minimum lease payments.
Other leases are operating leases and are not recognised on Heineken's balance sheet.

(iii) Subsequent expenditure
The cost of replacing part of an item of property, plant & equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to Heineken and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant & equipment are recognised in the income statement as incurred.

(iv) Government grants
Government grants related to plant, property and equipment and grants relating to research and development activities are recognised when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

(v) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant & equipment, and major components that are accounted for separately. Land and assets under construction are not depreciated. The estimated useful lives are as follows:

Buildings	30 - 40 years
Plant & equipment	10 - 30 years
Other fixed assets	5 - 10 years

The depreciation methods, residual value as well as the useful lives are reassessed annually.

(vi) Gains and losses on sale
Gains and losses on sale of items of P, P & E are presented in the income statement as other income. Gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the P, P & E.

(f) Intangible assets

(i) Goodwill
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over Heineken's interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.
Goodwill arising on the acquisition of associates is included in the carrying amount of the associate.
In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles.
Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.
Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired on the date of exchange.
Goodwill is measured at cost less accumulated impairment losses (refer accounting policy 3h*(ii)*). Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the associate.
Negative goodwill is recognised directly in the income statement.

(ii) Brands

Brands acquired, separately or as part of a business combination, are capitalised as part of a brand portfolio if the portfolio meets the definition of an intangible asset and the recognition criteria are satisfied. Brand portfolios acquired as part of a business combination include the customer base related to the brand because it is assumed that brands have no value without customer base and vice versa. Brand portfolios acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands and brand portfolios acquired separately are measured at cost. Brands and brand portfolios are amortised on a straight-line basis over their estimated useful life.

(iii) Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation (refer *(v)*) and impairment losses (refer accounting policy 3h*(ii)*). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in the income statement when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Heineken intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in the income statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer *(v)*) and accumulated impairment losses (refer accounting policy 3h*(ii)*).

Other intangible assets that are acquired by Heineken are measured at cost less accumulated amortisation (refer *(v)*) and impairment losses (refer accounting policy 3h*(ii)*). Expenditure on internally generated goodwill and brands is recognised in the income statement when incurred.

(iv) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(v) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date they are available for use.

The estimated useful lives are as follows:

Brands	15 - 25 years
Software	3 years
Capitalised development costs	3 years

(vi) Gains and losses on sale

Gains and losses on sale of intangible assets, are presented in the income statement as other income. Gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

(g) Inventories

(i) General
Inventories are measured at the lower of cost and net realisable value, based on the First In First Out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress
Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts
The cost of other inventories is based on weighted averages.

Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(h) Impairment

(i) Financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement.
For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets
The carrying amounts of Heineken's non-financial assets, other than inventories (refer accounting policy g) and deferred tax assets (refer accounting policy p), are reviewed on each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated on each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed on each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(i) Assets held-for-sale

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held-for-sale. Immediately before classification as held-for-sale, the assets (or components of a disposal group) are remeasured in accordance with Heineken's accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with Heineken's accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognised in the income statement. Gains are not recognised in excess of any cumulative impairment loss.

(j) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when they are due.

(ii) Defined benefit plans

Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield on balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations.

The calculations are performed by qualified actuaries using the projected unit credit method. Where the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In respect of actuarial gains and losses that arise, Heineken applies the corridor method in calculating the obligation in respect of a plan. To the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

(iii) Other long-term employee benefits

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of Heineken's obligations. The obligation is calculated using the projected unit credit method.

(iv) Termination benefits

Termination benefits are recognised as an expense when Heineken is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if Heineken has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(v) Share-based payment plan (long-term incentive plan)

As at 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V. (see note 27), as at 1 January 2006 also a share plan for senior management members was established (see note 27).

The share plan for the Executive Board is fully based on external performance conditions, while the plan for senior management members is for 25% based on external market performance conditions and for 75% on internal performance conditions.

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity. The costs of the share plan for the Executive Board members are spread evenly over the performance period. The costs of the share plan for senior management members are spread evenly over the performance period and are partly adjusted to reflect the actual number of share rights that will vest.

The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(k) Provisions

(i) General

A provision is recognised if, as a result of a past event, Heineken has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(ii) Restructuring

A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision includes the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(iii) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by Heineken from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Heineken recognises any impairment loss on the assets associated with that contract.

(l) Revenue

(i) Products sold

Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in the income statement when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

(ii) Other revenue

Other revenue are proceeds from sale of by-products, POS material, royalties, rental income and technical services to third parties, net of sales tax. Sales of by-products and POS materials are recognised in the income statement when ownership has been transferred to the buyer. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(m) Other income

Other income are gains from sale of P, P & E, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in the income statement when ownership has been transferred to the buyer.

(n) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(o) Interest income, interest expenses and other net finance expenses

Interest income and expenses are recognised as they accrue, using the effective interest method.

Other finance income comprises dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains, and gains on hedging instruments that are recognised in the income statement. Dividend income is recognised on the date that Heineken's right to receive payment is established, which in the case of quoted securities is the ex dividend date.

Other finance expenses comprise unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, foreign currency losses, impairment losses recognised on financial assets, and losses on hedging instruments that are recognised in the income statement.

(p) Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that Heineken N.V. is able to control the timing of the reversal of the temporary difference and they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed on each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

(r) Segment reporting

A segment is a distinguishable component of Heineken that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Heineken's primary format for segment information is based on geographical segments.

(s) New standards not yet adopted

The following new standard and amendment to standard are not yet effective for the year ended 31 December 2006, and have not been applied in preparing these consolidated financial statements:

IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements:

Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which will become mandatory for Heineken's 2007 financial statements, will require additional disclosures with respect to Heineken's financial instruments and share capital.

note 4 Determination of fair values

(i) General

A number of Heineken's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and /or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(ii) Property, plant & equipment

The fair value of property, plant & equipment recognised as a result of a business combination is based on market values. The market value of property, plant & equipment, fixtures and fittings is based on the quoted market prices for similar items.

(iii) Intangible assets

The fair value of brands acquired in a business combination is based on the 'relief of royalty' method. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(v) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price on the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(vi) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest on the reporting date.

(vii) Derivative financial instruments

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates).

The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counter parties.

(viii) Non-derivative financial instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

note 5 Segment reporting

General

Segment information is presented only in respect of geographical segments consistent with Heineken's management and internal reporting structure. Over 80% of the Heineken sales consist of beer. The risks and rewards in respect of sales of other beverages do not differ significantly from beer, as such no business segments are reported.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expense. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant & equipment, goodwill and other intangible assets.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Export revenue and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital. Segment assets are based on the geographical location of the assets.

In 2005 Heineken N.V. Head Office revenue and expenses were included in Western Europe but are presented this year separately together with eliminations. Prior year figures have been restated.

Heineken distinguishes the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia/Pacific
- Heineken N.V. Head Office/eliminations

Geographical segments	Western Europe		Central and Eastern Europe		The Americas	
	2006	2005	**2006**	2005	**2006**	2005
Revenue						
Third-party revenue[1]	**4,752**	4,711	**3,337**	2,768	**1,975**	1,733
Inter-regional revenue	**599**	515	**22**	28	**–**	–
Total revenue	**5,351**	5,226	**3,359**	2,796	**1,975**	1,733
Other income	**361**	31	**16**	26	**15**	5
Results from operating activities	**916**	511	**339**	296	**257**	242
Net finance expenses						
Share of profit of associates	**4**	3	**–**	2	**10**	14
Income tax expense						
Profit						
Attributable to:						
Equity holders of Heineken Holding N.V. (net profit)						
Minority interests in Heineken N.V.						
Minority interests in Heineken N.V. group companies						
Beer volumes						
Consolidated volume	**32,100**	31,896	**46,925**	39,308	**13,197**	11,782
Minority interests	**–**	–	**6,433**	6,160	**3,555**	3,197
Licences	**305**	285	**–**	–	**172**	144
Inter-regional volume	**10,596**	9,135	**269**	120	**–**	–
Group volume	**43,001**	41,316	**53,627**	45,588	**16,924**	15,123
Segment assets	**4,046**	3,656	**5,238**	4,902	**1,176**	1,122
Investment in associates	**9**	10	**14**	15	**55**	62
Total segment assets	**4,055**	3,666	**5,252**	4,917	**1,231**	1,184
Unallocated assets						
Total assets						
Total equity						
Segment liabilities	**3,583**	3,598	**2,950**	2,908	**546**	691
Total equity and liabilities						
Purchase of P, P & E	**340**	346	**287**	254	**53**	60
Acquisition of goodwill	**5**	15	**12**	430	**7**	34
Purchase of intangible assets	**5**	5	**16**	13	**11**	2
Depreciation of P, P & E	**264**	296	**298**	252	**42**	51
Impairment and reversal of impairment of P, P & E	**11**	5	**12**	–	**–**	–
Amortisation intangible assets	**6**	13	**18**	19	**3**	3
Impairment intangible assets	**–**	–	**19**	15	**–**	–

[1] Includes other revenue of €241 million (2005: €257 million).

	Africa and the Middle East		Asia/Pacific		Heineken N.V. Head Office/ eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
	1,179	1,049	560	502	26	33	11,829	10,796
	3	3	–	–	– 624	– 546	–	–
	1,182	1,052	560	502	– 598	– 513	11,829	10,796
	3	3	–	1	– 16	– 3	379	63
	231	196	86	65	– 24	– 56	1,805	1,254
							– 122	– 114
	4	2	9	8	–	–	27	29
							– 365	– 300
							1,345	869
							606	381
							605	380
							134	108
							1,345	869
	13,281	11,559	6,402	5,976	–	–	111,905	100,521
	925	679	4,157	3,779	–	–	15,070	13,815
	3,500	2,798	993	1,047	–	–	4,970	4,274
	–	–	–	–	– 10,865	– 9,255	–	–
	17,706	15,036	11,552	10,802	– 10,865	– 9,255	131,945	118,610
	1,105	1,148	457	388	307	193	12,329	11,409
	36	16	72	69	–	–	186	172
	1,141	1,164	529	457	307	193	12,515	11,581
							482	248
							12,997	11,829
							5,520	4,514
	631	668	279	224	– 512	– 774	7,477	7,315
							12,997	11,829
	98	116	34	51	32	26	844	853
	4	45	39	– 11	–	–	67	513
	1	1	–	–	–	–	33	21
	78	82	20	18	4	6	706	705
	1	6	–	–	9	–	33	11
	1	2	–	–	–	–	28	37
	–	–	–	–	–	–	19	15

note 6 Acquisitions and disposals of subsidiaries, joint ventures and minority interests

There were a limited number of changes in the scope of the consolidation during the year. The most significant changes are mentioned below.

In 2006 a wholesaler in Spain, a number of horeca enterprises in the Netherlands and a number of breweries (the latter through Heineken's Asian Pacific joint venture) were acquired. Furthermore Heineken acquired a limited number of minority interests from third parties. The contribution in 2006 to operating profit was nil and to revenue was immaterial.

Disposals during the year concerned a number of wholesalers in France and Italy.

Effect of acquisitions and disposals

Acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

	Acquisitions	2006	Disposals	2006
Property, plant & equipment	17		– 2	
Intangible assets	3		–	
Investments in associates	4		5	
Other investments	1		– 2	
Inventories	1		– 2	
Trade and other receivables	6		– 6	
Minority interests	6		–	
Loans and borrowings	– 4		–	
Employee benefits	– 1		1	
Current liabilities	– 26		8	
Net identifiable assets and liabilities		7		2
Goodwill on acquisitions		66		–
Consideration paid, satisfied in cash		73		2
Cash disposed of/(acquired)		2		– 20
Net cash outflow/(inflow)		75		– 18

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, since not all information was available yet on the date of acquisition. The amount of goodwill paid relates to synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of Heineken's activities in the applicable regions.

In addition to the above-mentioned effect, the provisional determined fair values of assets and liabilities of Heineken's 2005 Russian acquisitions have been adjusted downwards with €6 million in 2006, since not all information was available yet on the date of acquisition. The related goodwill reported has been adjusted accordingly, presented with a positive effect on goodwill of €6 million.

note 7 Other income

	2006	2005
Net gain on sale of P, P & E	**351**	58
Net gain on sale of intangible assets	**10**	–
Net gain on sale of subsidiaries, joint ventures and associates	**18**	5
	379	63

The net gain on sale of P, P & E is for €320 million relating to the sale of a brewery site in Seville, Spain.

note 8 Raw materials, consumables and services

	2006	2005
Raw materials	**780**	715
Non-returnable packaging	**1,439**	1,244
Goods for resale	**1,531**	1,404
Inventory movements	**– 11**	10
Marketing and selling expenses	**1,493**	1,353
Transport expenses	**640**	525
Energy and water	**268**	218
Repair and maintenance	**258**	241
Other expenses	**978**	947
	7,376	6,657

note 9 Personnel expenses

	2006	2005
Wages and salaries	**1,490**	1,413
Compulsory social security contributions	**249**	251
Contributions to defined contribution plans	**10**	13
Expenses related to the increase in liability defined benefit plans	**100**	96
Increase in other long-term employee benefits	**10**	11
Share-based payment plan	**4**	–
Other personnel expenses	**378**	396
	2,241	2,180

		2006		2005
Average number of employees during the year				
Subsidiaries:				
Netherlands	**4,315**		4,541	
Other Western Europe	**12,080**		12,831	
Central and Eastern Europe	**20,220**		18,211	
The Americas	**1,785**		1,827	
Africa and the Middle East	**11,504**		11,897	
Asia/Pacific	**1,035**		1,050	
		50,939		50,357
Joint ventures[2]:				
Central and Eastern Europe	**5,061**		4,824	
The Americas	**4,323**		4,069	
Africa and the Middle East	**659**		630	
Asia/Pacific	**4,666**		4,425	
	14,709		13,948	
Average number of joint venture employees pro rata		**6,618**		6,241
		57,557		56,598

[2] Employees of joint ventures are stated at 100%.

note 10 Depreciation, amortisation and impairments

		2006		2005
Property, plant & equipment	**739**		716	
Intangible assets	**47**		52	
		786		768

note 11 Other net finance income

		2006		2005
Impairment investments	**–**		– 6	
Dividend income	**13**		13	
Exchange rate differences	**– 16**		19	
Other	**14**		– 1	
		11		25

note 12 Income tax expense

		2006		2005
Recognised in the income statement				
Current tax expense				
Current year	**439**		326	
Over provided in prior years	**– 26**		– 14	
		413		312
Deferred tax expense				
Change in previously unrecognised temporary differences	**– 55**		–	
Origination and reversal of temporary differences	**– 6**		– 12	
Change in tax rate	**10**		– 6	
Charge of tax losses recognised	**3**		6	
		– 48		– 12
		365		300

		2006		2005
Reconciliation of effective tax rates				
Profit before income tax	**1,710**		1,169	
Net gain on sale of subsidiairies, joint ventures and associates	**– 18**		– 5	
Income from associates	**– 27**		– 29	
Dividend income	**– 13**		– 13	
Impairment other investments	**–**		6	
Taxable profit		**1,652**		1,128

	%	2006	%	2005
Income tax using the Company's domestic tax rate	**29.6**	**489**	31.5	354
Effect of tax rates in foreign jurisdictions	**– 3.0**	**– 50**	– 2.5	– 29
Effect of non-deductible expenses	**2.4**	**40**	2.6	30
Effect of tax incentives and exempted income	**– 3.2**	**– 53**	– 4.0	– 45
Change in previously unrecognised temporary differences	**– 3.3**	**– 55**	–	–
Effect of recognition of previously unrecognised tax losses	**– 0.3**	**– 4**	– 0.1	– 1
Current year losses for which no deferred tax asset was recognised	**0.4**	**7**	0.6	7
Effect of change in tax rates	**0.6**	**10**	– 0.6	– 6
Over provided in prior years	**– 1.6**	**– 26**	– 1.2	– 14
Other reconciling items	**0.4**	**7**	0.3	4
	22.0	**365**	26.6	300

		2006		2005
Deferred tax (debit)/credit recognised directly in equity				
Relating to accounting policy changes	–		– 12	
Relating to fair value adjustments and cash flow hedges	**– 14**		31	
		– 14		19

note 13 **Property, plant & equipment**

Cost	Land and buildings	Plant and equipment	Other fixed assets	P,P&E under construction	Total
Balance as at 1 January 2005	2,798	4,595	2,812	163	10,368
Changes in consolidation	– 202	122	– 40	7	– 113
Purchases	59	197	299	298	853
Transfer of completed projects under construction	48	77	82	– 207	–
Disposals	– 64	– 82	– 253	–	– 399
Effect of movements in exchange rates	86	184	85	10	365
Balance as at 31 December 2005	2,725	5,093	2,985	271	11,074
Balance as at 1 January 2006	2,725	5,093	2,985	271	11,074
Changes in consolidation	88	– 125	53	2	18
Purchases	40	125	311	368	844
Transfer of completed projects under construction	27	104	90	– 221	–
Transfer to assets classified as held-for-sale	– 70	–	– 6	–	– 76
Disposals	– 150	– 214	– 198	–	– 562
Effect of movements in exchange rates	– 39	– 76	– 30	– 7	– 152
Balance as at 31 December 2006	2,621	4,907	3,205	413	11,146

Depreciation and impairment losses	Land and buildings	Plant and equipment	Other fixed assets	P,P&E under construction	Total
Balance as at 1 January 2005	– 1,269	– 2,521	– 1,805	–	– 5,595
Changes in consolidation	12	71	54	–	137
Depreciation charge for the year	– 76	– 274	– 355	–	– 705
Impairment losses	– 1	– 6	– 15	–	– 22
Reversal impairment losses	1	9	1	–	11
Disposals	23	61	215	–	299
Effect of movements in exchange rates	– 29	– 64	– 39	–	– 132
Balance as at 31 December 2005	– 1,339	– 2,724	– 1,944	–	– 6,007
Balance as at 1 January 2006	– 1,339	– 2,724	– 1,944	–	– 6,007
Changes in consolidation	11	8	– 9	–	10
Depreciation charge for the year	– 75	– 251	– 380	–	– 706
Impairment losses	– 10	– 24	– 3	–	– 37
Reversal impairment losses	–	2	2	–	4
Transfer to assets classified as held-for-sale	35	–	–	–	35
Disposals	115	163	169	–	447
Effect of movements in exchange rates	14	23	15	–	52
Balance as at 31 December 2006	– 1,249	– 2,803	– 2,150	–	– 6,202
Carrying amount					
As at 1 January 2005	1,529	2,074	1,007	163	4,773
As at 31 December 2005	1,386	2,369	1,041	271	5,067
As at 1 January 2006	1,386	2,369	1,041	271	5,067
As at 31 December 2006	1,372	2,104	1,055	413	4,944

Security

Property, plant & equipment totalling €131 million (2005: €137 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant & equipment under construction

Property, plant & equipment under construction mainly relates to the construction of the new brewery and bottling hall at Seville, Spain. The new bottling hall will come on-stream in 2007 and the new brewery will be fully operational early 2008.

note 14 Intangible assets

	Goodwill	Brands	Software, research and development and other	Total
Cost				
Balance as at 1 January 2005	1,627	175	122	1,924
Changes in consolidation	513	54	– 4	563
Purchases/internally developed	1	3	17	21
Disposals	– 1	–	– 2	– 3
Effect of movements in exchange rates	12	–	4	16
Balance as at 31 December 2005	2,152	232	137	2,521
Balance as at 1 January 2006	2,152	232	137	2,521
Changes in consolidation	67	11	2	80
Purchases/internally developed	–	11	22	33
Disposals	–	–	– 1	– 1
Effect of movements in exchange rates	7	– 1	– 2	4
Balance as at 31 December 2006	2,226	253	158	2,637
Amortisation and impairment losses				
Balance as at 1 January 2005	–	– 11	– 76	– 87
Amortisation charge for the year	–	– 8	– 29	– 37
Impairment losses	– 14	– 1	–	– 15
Effect of movements in exchange rates	–	–	– 2	– 2
Balance as at 31 December 2005	– 14	– 20	– 107	– 141
Balance as at 1 January 2006	– 14	– 20	– 107	– 141
Amortisation charge for the year	–	– 11	– 17	– 28
Impairment losses	– 17	– 1	– 1	– 19
Balance as at 31 December 2006	– 31	– 32	– 125	– 188
Carrying amount				
As at 1 January 2005	1,627	164	46	1,837
As at 31 December 2005	2,138	212	30	2,380
As at 1 January 2006	2,138	212	30	2,380
As at 31 December 2006	2,195	221	33	2,449

		2006		2005
Impairment tests for cash-generating units containing goodwill				
The aggregate carrying amounts of goodwill allocated to each cash-generating unit are as follows:				
Brau Union	**1,116**		1,115	
Russia	**451**		448	
Compania Cervecerias Unidas (CCU)	**339**		320	
		1,906		1,883
Various other entities		**289**		255
		2,195		2,138

Goodwill has been tested for impairment as at 31 December 2006. The recoverable amounts exceed the carrying amount of the cash-generating units including goodwill, except for two cash-generating units where an impairment loss of €17 million was charged to the income statement. In 2005 for three cash-generating units an impairment loss of €14 million was charged to the income statement.

The recoverable amounts of the cash-generating units are based on value-in-use calculations. Value-in-use was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period was justified due to the long-term nature of the beer business and past experiences.
- Country-specific expected annual volume growth rates used was –0.5 to 9.5% for the years 2010 to 2016.
- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.
- Cash flows after the first ten-year period were extrapolated using expected annual long-term inflation, based on external sources, in order to calculate the terminal recoverable amount.
- Expected annual long-term inflation used was 1.5 to 9.4% for the years 2010 to 2016 and thereafter.
- A per cash-generating unit specific post tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units. WACC used was 6.0 to 17.1%. WACC used for Brau Union, Russia and CCU was 8.6%, 14.1% and 9.5% respectively.

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

note 15 Investments in associates

Heineken has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

	Country	Ownership % 2006	2005
Cervecerias Costa Rica S.A.	Costa Rica	**25.0**	25.0
Brasserie Nationale d'Haiti	Haiti	**23.3**	23.3
Guinness Ghana Breweries Ltd.	Ghana	**20.0**	20.0
Sierra Leone Brewery	Sierra Leone	**42.5**	42.5
Guinness Anchor Berhad*	Malaysia	**10.7**	10.7
Thai Asia Pacific Brewery Co. Ltd.*[3]	Thailand	**14.7**	14.7
Jiangsu DaFuHao Breweries Co. Ltd.*[3]	China	**22.5**	18.4

* Indirect through joint ventures.
[3] The reporting date of the financial statements of this associate is 30 September.

Heineken's share in the profit of associates for the year ended 31 December 2006 was €27 million (2005: €29 million). Guinness Anchor Berhad is listed on the Malaysian stock exchange. Fair value as at 31 December 2006 amounted to €42 million.

note 16 Other investments

	2006		2005	
Non-current other investments				
Held-to-maturity investments	**584**		481	
Available-for-sale investments	**202**		165	
		786		646
Current other investments				
Investments at fair value through profit or loss		**12**		23

Included in held-to-maturity investments are loans to customers with a carrying amount of €329 million as at 31 December 2006 (2005: €375 million). Effective interest rates range from 2 to 10%. €317 million (2005: €355 million) matures between 1 and 5 years and €12 million (2005: €20 million) after 5 years. Also included in held-to-maturity investments are part of the deferred payments in relation to the sale of a brewery site in Seville, Spain, amounting to €147 million.
The impairment loss in respect to loans to customers recognised in the current year was €37 million.

note 17 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities	Assets		Liabilities		Net	
	2006	2005	**2006**	2005	**2006**	2005
Deferred tax assets and liabilities are attributable to the following items:						
Property, plant & equipment	**21**	21	**– 387**	– 381	**– 366**	– 360
Intangible assets	**79**	27	**– 41**	– 42	**38**	– 15
Investments	**9**	16	**– 2**	– 2	**7**	14
Inventories	**12**	4	**– 2**	5	**10**	9
Loans and borrowings	**– 3**	3	**–**	–	**– 3**	3
Employee benefits	**134**	144	**1**	– 5	**135**	139
Provisions	**73**	56	**5**	4	**78**	60
Other items	**72**	65	**– 58**	– 41	**14**	24
Tax losses carry-forwards	**13**	19	**– 2**	–	**11**	19
Tax assets/(liabilities)	**410**	355	**– 486**	– 462	**– 76**	– 107
Set-off of tax	**– 15**	– 69	**15**	69	**–**	–
Net tax assets/(liabilities)	**395**	286	**– 471**	– 393	**– 76**	– 107

Unrecognised deferred tax assets	**2006**	2005
Deferred tax assets have not been recognised in respect of the following items:		
Tax losses carry-forwards	**77**	140

The tax losses expire in different years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which Heineken can utilise the benefits there from.

		2006		2005
Tax losses carry-forwards				
Heineken has, for an amount of €119 million (2005: €190 million), losses carry-forwards as per 31 December 2006 which expire in the following years:				
2006	–		8	
2007	23		42	
2008	24		42	
2009	13		15	
2010	7		10	
2011	3		–	
After 2011 respectively 2010 but not unlimited	36		33	
Unlimited	13		40	
		119		190
Recognised as deferred tax assets		– 42		– 50
Unrecognised		77		140

Movement in temporary differences during the year 2005	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	– 341	– 18	– 16	15	–	– 360
Intangible assets	– 18	6	–	– 3	–	– 15
Investments	5	–	–	4	5	14
Inventories	11	–	1	– 3	–	9
Loans and borrowings	1	–	–	–	2	3
Employee benefits	157	1	–	– 19	–	139
Provisions	51	–	2	7	–	60
Other items	– 3	1	– 2	17	11	24
Tax losses carry-forwards	22	–	2	– 6	1	19
	– 115	– 10	– 13	12	19	– 107

Movement in temporary differences during the year 2006	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	– 360	– 3	9	– 13	1	– 366
Intangible assets	– 15	6	–	47	–	38
Investments	14	–	–	– 6	– 1	7
Inventories	9	–	– 1	2	–	10
Loans and borrowings	3	– 6	–	–	–	– 3
Employee benefits	139	–	– 1	– 3	–	135
Provisions	60	–	–	19	– 1	78
Other items	24	– 7	1	9	– 13	14
Tax losses carry-forwards	19	–	– 1	– 7	–	11
	– 107	– 10	7	48	– 14	– 76

note 18 Inventories

		2006		2005
Raw materials	**131**		147	
Work in progress	**86**		83	
Finished products	**226**		191	
Goods for resale	**162**		172	
Non-returnable packaging	**85**		83	
Other inventories	**203**		207	
		893		883
Inventories measured at fair value less costs to sell		**97**		68

In 2006 the write-down of inventories to net realisable value amounted to €8 million (2005: €12 million). The write-downs are included in expenses for raw materials, consumables and services.

note 19 Trade and other receivables

		2006		2005
Trade receivables due from associates and joint ventures	**22**		29	
Trade receivables	**1,388**		1,435	
Other amounts receivable including current part loans to customers	**369**		218	
Derivatives	**47**		11	
Prepayments and accrued income	**91**		94	
		1,917		1,787

As at 31 December 2006 trade receivables are shown net of an allowance for doubtful debts of €241 million (2005: €251 million). The impairment loss recognised in the current year was €39 million (2005: €69 million), included in expenses for raw materials, consumables and services.

note 20 Cash and cash equivalents

		2006		2005
Bank balances	**894**		354	
Call deposits	**480**		231	
Cash and cash equivalents		**1,374**		585
Bank overdrafts		**– 747**		– 351
		627		234

Heineken has set up a notional Euro cash pool in 2006. The main Eurozone subsidiaries participate in this cash pool. The structure facilitates interest and balance compensation of cash and bank overdrafts. This notional pooling does not meet the strict set-off rules under IFRS, and as a result the cash and bank overdraft balances must be reported 'gross' on the balance sheet. On a 'netted' pro forma basis cash and cash equivalents and overdraft balances would have been €401 million lower, resulting in €973 million cash and cash equivalents and €346 million bank overdraft balances.

note 21 Assets classified as held-for-sale

	2006	2005
Property, plant & equipment	41	–

Assets classified as held-for-sale represent land and buildings following the commitment of Heineken to a plan to sell the land and buildings. Efforts to sell the assets have commenced and a sale is expected in 2007.

note 22 Equity

	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity[4]	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2005	392	3	–	–	175	1,058	1,628	1,628	477	3,733
Total recognised income and expense[5]	–	71	– 10	24	13	– 24	74	74	58	206
Profit	–	–	–	–	40	341	381	380	108	869
Transfer to retained earnings	–	–	–	–	– 31	31	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 98	– 98	– 98	– 86	– 282
Purchase minority shares	–	–	–	–	–	–	–	–	– 1	– 1
Changes in consolidation	–	–	–	–	–	–	–	–	– 11	– 11
Balance as at 31 December 2005	392	74	– 10	24	197	1,308	1,985	1,984	545	4,514
Balance as at 1 January 2006	392	74	– 10	24	197	1,308	1,985	1,984	545	4,514
Total recognised income and expense	–	– 26	24	24	– 3	– 2	17	18	– 31	4
Profit	–	–	–	–	55	551	606	605	134	1,345
Transfer to retained earnings	–	–	–	–	– 18	18	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 98	– 98	– 98	– 101	– 297
Purchase minority shares	–	–	–	–	–	–	–	–	– 30	– 30
Purchase own shares by Heineken N.V.	–	–	–	–	–	– 5	– 5	– 9	–	– 14
Share-based payments by Heineken N.V.	–	–	–	–	–	2	2	2	–	4
Changes in consolidation	–	–	–	–	–	–	–	–	– 6	– 6
Balance as at 31 December 2006	392	48	14	48	231	1,774	2,507	2,502	511	5,520

[4] Equity attributable to equity holders of Heineken Holding N.V.

[5] Included is the effect of the change in accounting policy as of 1 January 2005 due to the application of IAS 32/39 amounting to €44 million.

Share capital *in thousands of euros*	Priority shares **2006**	2005	Ordinary shares **2006**	2005
On issue as at 1 January	**1**	1	**392,019**	392,019
Issued for cash	–	–	–	–
On issue as at 31 December	**1**	1	**392,019**	392,019

As at 31 December 2006 the issued share capital comprised 245,011,848 ordinary shares (2005: 245,011,848) with a par value of €1.60 and 250 priority shares (2005: 250) with a par value of €2. All issued shares are fully paid.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the other information on page 76.

Translation reserve
The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to minority interests).

Hedging reserve
This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Fair value reserve
This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Other legal reserves
These reserves relate to the share of profit of joint ventures and associates over the distribution of which Heineken does not have control. The movement in these reserves reflects retained profits of joint ventures and associates minus dividends received.

Purchase own shares by Heineken N.V.
As at 31 December 2006 Heineken N.V. held 410,000 (2005: nil) own shares. This purchase in 2006 resulted in an increased interest in shareholding by Heineken Holding N.V. The related dilution effect has been recognised directly in equity.

Dividends

The following dividends were declared and paid by Heineken Holding:

		2006		2005
Dividends				
Final dividend previous year €0.24 per qualifying ordinary share	59		59	
Interim dividend current year €0.16 per qualifying ordinary share	39		39	
Total dividend declared and paid		98		98

Heineken N.V. intends to renew its dividend policy which will be applicable to the dividend for the financial year 2006. The proposal is subject to approval at the Annual General Meeting of Shareholders of Heineken N.V. on 19 April 2007.

Pursuant to its Articles of Association, holders of Heineken Holding N.V. ordinary shares receive the same dividend as the shareholders of Heineken N.V.

After the balance sheet date the Board of Directors proposed the following dividends.

The dividends have not been provided for.

	2006	2005
€0.60 per qualifying ordinary share (2005: €0.40)	147	98

Prior year adjustments

In 2006, BHI has recognised IFRS transitional adjustments, which should have been reflected in the 2004 Heineken IFRS opening balance sheet. The prior year estimate error, with a negative impact of €10 million, is not considered material and is recognised in equity in 2006. Comparatives have not been restated.

note 23 Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share as at 31 December 2006 was based on the profit attributable to ordinary shareholders of the Company (net profit) of €606 million (2005: €381 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2006 of 245,011,848 (2005: 245,011,848). Basic earnings per share for the year amount to €2.47. There are no dilution effects.

note 24 Changes in accounting policy

In 2005 Heineken adopted IAS 32 and IAS 39 Financial instruments.

In 2004 under IFRS, Heineken did not recognise derivatives. In accordance with IAS 32 and IAS 39 derivatives should be recognised at fair value.

The changes in accounting policy had the following impact on the opening balance of 1 January 2005:

	Balance 31 December 2004	Effect of policy change	Balance 1 January 2005
Deferred tax assets	269	9	278
Other investments	632	37	669
Inventories	782	– 14	768
Trade and other receivables	1,646	68	1,714
Loans and borrowings	– 23	– 23	– 46
Deferred tax liabilities	– 384	– 20	– 404
Trade and other payables	– 2,025	– 13	– 2,038
Recognised directly in equity		– 44	
Attributable to:			
Equity holders of Heineken Holding N.V.		– 22	
Minority interests in Heineken N.V.		– 22	

note 25 Loans and borrowings

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 30.

		2006		2005
Non-current liabilities				
Secured bank loans	**10**		7	
Unsecured bank loans	**699**		841	
Unsecured bond issues	**1,343**		1,341	
Finance lease liabilities	**6**		6	
Non-current interest-bearing liabilities		**2,058**		2,195
Non-current non-interest-bearing liabilities		**33**		38
		2,091		2,233
Current interest-bearing liabilities				
Current portion of unsecured bank loans	**184**		404	
Current portion of unsecured bond issues	**–**		3	
Current portion of finance lease liabilities	**1**		2	
Total current portion of non-current interest-bearing liabilities		**185**		409
Deposits from third parties		**299**		284
Other current interest-bearing liabilities		**10**		16
Bank overdrafts		**747**		351
		1,241		1,060

Net interest-bearing debt position		2006		2005
Non-current interest-bearing liabilities	2,058		2,195	
Current portion of non-current interest-bearing liabilities	185		409	
Deposits from third parties and other current interest-bearing liabilities	309		300	
		2,552		2,904
Bank overdrafts		747		351
		3,299		3,255
Cash, cash equivalents and other investments		– 1,386		– 608
		1,913		2,647

Terms and debt repayment schedule Terms and conditions of outstanding loans are as follows:	Currency	Nominal interest rate (%)	Repayment	Carrying amount 2006	Carrying amount 2005
Secured bank loans	various	various	various	10	7
Unsecured bank loans	EUR	various	2007- various	520	818
Unsecured bank loans	PLN	4.33	2007-2011	26	76
Unsecured bank loan	CLP	5.26	2007-2011	87	98
Unsecured bank loan	EGP	10.63	2007-2011	85	111
Unsecured bank loans	various	various	2007- various	165	142
Unsecured bond issue	EUR	4.38	2010	499	498
Unsecured bond issue	EUR	5.00	2013	597	596
Unsecured bond issue	EUR	5.50	2008	200	200
Unsecured bond issue	CLP	5.91	2007-2024	47	50
Deposits from third parties and other current interest-bearing liabilities	various	various	2007-various	309	300
Finance lease liabilities	various	various	2007-various	7	8
				2,552	2,904

Committed facilities: the Heineken N.V. €2 billion Revolving Credit Facility 2005-2012 was not utilised per 31 December 2006 (31 December 2005: €160 million utilised).

note 26 Employee benefits

		2006		2005
Present value of unfunded obligations	**309**		291	
Present value of funded obligations	**2,734**		2,830	
Total present value of obligations		**3,043**		3,121
Fair value of plan assets		**– 2,397**		– 2,268
Present value of net obligations		**646**		853
Unrecognised actuarial losses		**– 78**		– 285
Recognised liability for defined benefit obligations		**568**		568
Other long-term employee benefits		**97**		96
		665		664
Plan assets consist of the following:				
Equity securities	**968**		937	
Government bonds	**955**		867	
Properties and real estate	**199**		177	
Other plan assets	**275**		287	
		2,397		2,268

Liability for defined benefit obligations

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

		2006		2005
Movements in the net liability for defined benefit obligations				
Net liability as at 1 January	**568**		634	
Changes in consolidation and reclassification	**– 1**		– 29	
Effect of movements in exchange rates	**– 2**		5	
Benefits paid	**– 97**		– 138	
Expense recognised in the income statement	**100**		96	
Net liability as at 31 December		**568**		568
Movements in plan assets				
Fair value of plan assets as at 1 January	**2,268**		2,250	
Effect of movements in exchange rates	**– 3**		– 1	
Contributions paid into the plan	**111**		44	
Benefits paid	**– 97**		– 138	
Expected return on plan assets	**118**		113	
Fair value of plan assets as at 31 December		**2,397**		2,268
Expense recognised in the income statement				
Current service costs	**84**		82	
Interest on obligation	**125**		131	
Expected return on plan assets	**– 118**		– 112	
Effect of any curtailment or settlement	**9**		– 5	
		100		96

Principal actuarial assumptions as at the balance sheet date	Western, Central and Eastern Europe		The Americas		Africa and the Middle East		Asia/Pacific	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Discount rate as at 31 December	**2.5-6.0**	2.5-6.5	**5.5-6.5**	5.5-6.5	**4.5-15**	4.5-19	**3.5-13**	3.5-13
Expected return on plan assets as at 1 January	**3.5-6.6**	3.5-6.6	**6.5**	5.25	**6.5**	5.0	**3.5-11**	3.5-11
Future salary increases	**1.5-8.0**	1.5-8.0	**0.5-5.0**	0.5-5.0	**3.0-14**	3.0-17	**3.0-8.0**	3.5-8.0
Future pension increases	**1.0-2.5**	1.0-3.5	**3.5**	3.5	**2.0**	2.0	**8.0**	8.0
Medical cost trend rate	**1.5**	1.5	**5.0**	5.0	**–**	–	**–**	–

Assumptions regarding future mortality are based on published statistics and mortality tables.
The overall expected long-term rate of return on assets is 5.9%. The return is based exclusively on historical returns, without adjustments.

note 27 Share-based payments – Long-Term Incentive Plan

On 1 January 2005 Heineken N.V. established a performance-based share plan (Long-Term Incentive Plan; LTIP) for the Executive Board of Heineken N.V. On 1 January 2006 a similar LTIP was established for senior management.

The Long-Term Incentive Plan includes Heineken N.V. share rights, which are conditionally awarded to the Executive Board each year and are subject to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group. At target performance, 100% of the shares will vest. At maximum performance 150% of the shares will vest. The LTIP share rights conditionally awarded to senior management each year are for 25% subject to Heineken's RTSR performance and for 75% subject to internal performance conditions.

The performance period for share rights granted in 2005 is from 1 January 2005 to 31 December 2007. The performance period for share rights granted in 2006 is from 1 January 2006 to 31 December 2008. The vesting date for the Executive Board is five business days and for senior management twenty business days after the publication of the annual results of 2007, respectively of 2008.

The costs recognised are measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

The terms and conditions of the Heineken N.V. share rights granted are as follows:

Grant date/employees entitled	Number	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board on 1 January 2005	43,724	24.53	Continued service and RTSR performance	3 years
Share rights granted to Executive Board on 1 January 2006	40,049	26.78	Continued service and RTSR performance	3 years
Share rights granted to senior management on 1 January 2006	352,098	26.78	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
	435,871			

The number and weighted average share price per share is as follows:	Weighted average share price **2006**	Number of share rights **2006**	Weighted average share price 2005	Number of share rights 2005
Outstanding on 1 January	**24.53**	**43,724**	–	–
Granted during the year	**26.78**	**392,147**	24.53	43,724
Outstanding on 31 December	**26.55**	**435,871**	24.53	43,724

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model, with following inputs:

in euros	Executive Board		Senior management	
	2006	2005	**2006**	2005
Fair value on grant date	**424,519**	424,560	**8,814,436**	–
Expected volatility (%)	**22.4**	26.3	**22.4**	–
Expected dividends (%)	**1.5**	1.3	**1.5**	–

	2006	2005
Personnel expenses		
Share rights granted	**4**	–
Total expense recognised as personnel expenses	**4**	–

Heineken's Relative Total Shareholder Return (RTSR) as at 31 December 2006 is a number 2 position.

note 28 Provisions

	Restructuring	Other	Total
Balance as at 1 January 2006	236	137	373
Provisions made during the year	105	30	135
Provisions used during the year	– 79	– 26	– 105
Provisions reversed during the year	– 10	– 26	– 36
Effect of movements in exchange rates	–	– 3	– 3
Balance as at 31 December 2006	252	112	364
Non-current part	167	75	242
Current part	85	37	122
	252	112	364

Restructuring

The provision for restructuring of €252 million relates to restructuring programmes in the Netherlands, France, Spain and Italy. During the year, €102 million restructuring expenses relating to Fit2Fight have been recognised, of which the main part has not been used as at 31 December 2006.

Other provisions

Other provisions include amongst others provisions formed for onerous contracts, surety provided and for litigations and claims.

note 29 Trade and other payables

	2006	2005
Trade payables due to associates and joint ventures	**9**	7
Other trade payables	**1,030**	1,042
Returnable packaging deposits	**340**	334
Taxation and social security contributions	**301**	281
Dividend	**29**	31
Interest	**34**	41
Derivatives	**10**	62
Other payables	**140**	127
Accruals and deferred income	**603**	526
	2,496	2,451

note 30 Financial instruments

Exposure to credit, interest rate, foreign currency and commodity risks arise in the normal course of Heineken's business. Derivative financial instruments are used to hedge exposure to fluctuations in interest rates and exchange rates. Heineken applies hedge accounting in order to manage volatility in the income statement.

Hedging policy

Derivatives, such as interest rate swaps, forward rate agreements, caps and floors, are used to minimise the effects of interest rate fluctuations in the income statement. In addition, forward exchange contracts and options are used to limit the effects of currency and commodity price fluctuations in the income statement. Transactions are entered into with a limited number of counter parties with strong credit ratings. Foreign currency, commodity and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Credit risk

Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Heineken does not require collateral in respect of financial assets.

Transactions involving hedging instruments and investments, only allowed in liquid securities, are conducted only with counter parties that have a credit rating of minimal single A or equivalent. Given their high credit ratings, management does not expect any counter party to fail to meet its obligations.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the balance sheet.

Interest rate risk

Heineken opts for a well-balanced mix of fixed and variable interest rates in its financing operations, possibly combined with the use of interest rate instruments. Currently Heineken's interest rate position is more fixed than floating. The interest rate instruments used are interest rate swaps, forward rate agreements, caps and floors.

Swaps mature over the next years following the maturity of the related loans and have swap rates ranging from 3.4 to 5.5% (2005: from 2.1 to 5.5%).

In principle Heineken applies hedge accounting to interest rate swaps and states them at fair value.

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Heineken entities. The currencies giving rise to this risk are primarily US Dollars, Chilean Pesos, Singapore Dollars, Nigerian Naira's, Russian Rubles and Polish Zloty.

Heineken hedges up to 90% of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts in respect to forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. Heineken uses mainly forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date.

Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are not hedged.

Commodity risk

Commodity risk is the risk that changes in commodity prices will affect Heineken's income. The objective of commodity risk management is to manage and control commodity risk exposures within acceptable parameters, while optimising the return on risk. So far, commodity trading by Heineken is limited to the sale of surplus CO_2 emission rights.

Heineken does not enter into commodity contracts other than to meet Heineken's expected usage and sale requirements.

Firm commitments and forecasted transactions

Heineken classifies its forward exchange contracts and options, hedging forecasted transactions and firm commitments, as cash flow hedges and states them at fair value.

Sensitivity analysis

In managing interest rate and currency risks Heineken aims to reduce the impact of short-term fluctuations on Heineken's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on profit.

On balance sheet date it is estimated that a general increase of one percentage point in interest rates would have decreased Heineken's profit before income tax by approximately €0.5 million (2005: approximately €3.3 million). The effect of interest rate swaps has been included in this calculation.

It is estimated that a general increase of one percentage point in the value of the Euro against other currencies would have decreased Heineken's profit before income tax by approximately €4 million for the year ended 31 December 2006 (2005: approximately €11 million). The effect of the forward exchange contracts has been included in this calculation.

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates on the balance sheet date and the periods in which they mature or, if earlier, re-price.

2006	Average effective interest rate (%)	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Cash and cash equivalents and current other investments	–	1,386	1,379	2	1	4
Secured bank loans	–	– 10	– 10	–	–	–
Unsecured bank loans:						
Loans from banks in EUR	4.79	– 520	– 4	– 180	– 167	– 169
Loans from banks in PLN	4.33	– 26	–	– 13	– 13	–
Loans from banks in CLP	3.59	– 87	– 18	– 1	– 68	–
Loans from banks in EGP	10.6	– 85	– 25	– 26	– 34	–
Bank loans in various currencies	5.16	– 165	– 118	– 22	– 16	– 9
Unsecured bond issues:						
Bond issue in EUR	4.47	– 499	–	–	– 499	–
Bond issue in EUR	5.10	– 597	–	–	–	– 597
Bond issue in EUR	5.50	– 200	–	–	– 200	–
Bond issue in CLP	3.90	– 47	–	– 3	– 5	– 39
Deposits from third parties and other current interest-bearing liabilities	4.74	– 309	– 302	– 2	– 4	– 1
Finance lease liabilities	–	– 7	– 1	– 2	– 3	– 1
Bank overdrafts	–	– 747	– 747	–	–	–
Net interest-bearing debt position		– 1,913	154	– 247	– 1,008	– 812

2005	Average effective interest rate (%)	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Cash and cash equivalents and current other investments	–	608	596	4	4	4
Secured bank loans	–	– 7	– 7	–	–	–
Unsecured bank loans:						
Loans from banks in EUR	2.70	– 818	– 249	– 21	– 279	– 269
Loans from banks in PLN	5.09	– 76	– 11	–	– 65	–
Loans from banks in CLP	2.97	– 98	– 6	–	– 39	– 53
Loans from banks in EGP	10.86	– 111	– 17	– 29	– 65	–
Bank loans in various currencies	3.83	– 142	– 121	– 1	– 12	– 8
Unsecured bond issues:						
Bond issue in EUR	4.47	– 498	–	–	– 498	–
Bond issue in EUR	5.10	– 596	–	–	–	– 596
Bond issue in EUR	5.50	– 200	–	–	– 200	–
Bond issue in CLP	4.00	– 50	– 3	– 3	– 9	– 35
Deposits from third parties and other current interest-bearing liabilities	5.29	– 300	– 300	–	–	–
Finance lease liabilities	–	– 8	– 2	– 2	– 3	– 1
Bank overdrafts	–	– 351	– 351	–	–	–
Net interest-bearing debt position		– 2,647	– 471	– 52	– 1,166	– 958

Committed facilities: The Heineken N.V. €2 billion Revolving Credit Facility 2005-2012 was not utilised per 31 December 2006 (31 December 2005: €160 million utilised).

Fair values	Carrying amount **2006**	Fair value **2006**	Carrying amount 2005	Fair value 2005
The fair values of financial instruments, together with their carrying amounts are shown below:				
Held-to-maturity investments	**583**	**583**	481	481
Available-for-sale investments	**202**	**202**	165	165
Investments at fair value through profit or loss	**12**	**12**	23	23
Trade and other receivables excluding derivatives	**1,869**	**1,869**	1,776	1,776
Cash and cash equivalents	**1,466**	**1,466**	580	580
Interest rate swaps (cash flow hedges):				
Assets	**1**	**1**	2	2
Liabilities	**– 3**	**– 3**	– 8	– 8
Forward exchange contracts (cash flow hedges):				
Assets	**47**	**47**	4	4
Liabilities	**– 6**	**– 6**	– 44	– 44
Forward rate agreements:				
Assets	**–**	**–**	5	5
Liabilities	**– 1**	**– 1**	– 10	– 10
Unsecured bond loans	**– 1,343**	**– 1,374**	– 1,344	– 1,415
Bank loans	**– 893**	**– 877**	– 1,252	– 1,258
Deposits from third parties and other current interest-bearing liabilities	**– 309**	**– 325**	– 300	– 302
Finance lease liabilities	**– 7**	**– 7**	– 8	– 8
Non-current non-interest-bearing liabilities	**– 33**	**– 32**	– 38	– 40
Trade and other payables excluding dividend, interest and derivatives	**– 2,421**	**– 2,421**	– 2,317	– 2,317
	– 836	**– 866**	– 2,285	– 2,366
Unrecognised losses		**30**		81

The methods used in determining the fair values of financial instruments are discussed in note 4.

note 31 Off-balance sheet commitments

	Total	Less than 1 year	1-5 years	More than 5 years	Total 2005
Guarantees to banks for loans (by third parties)	398	193	124	81	353
Other guarantees	116	30	67	19	65
Total guarantees	514	223	191	100	418
Lease & operational lease commitments	242	38	139	65	172
Property, plant & equipment ordered	127	127	–	–	173
Raw materials purchase contracts	610	117	185	308	227
Other off-balance sheet obligations	267	64	156	47	385
Off-balance sheet obligations	1,246	346	480	420	957
Committed bank facilities	2,411	211	200	2,000	2,341

Heineken leases buildings, cars and equipment.

During the year ended 31 December 2006 €133 million (2005: €126 million) was recognised as an expense in the income statement in respect of operating leases and rent.

Other off-balance sheet obligations include mainly rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank's requirement to reserve capital. The bank is obliged to provide the facility under the terms and conditions of the agreement.

In relation to the sale of a brewery site in Seville, Spain, Heineken España received bank guarantees from several banks to cover deferred payments by the buyer, due in November 2007 and March 2008.

note 32 Contingencies

Netherlands

Heineken Nederland, among some other brewers operating in the Netherlands, received a statement of objections from the European Commission in 2005, claiming that these brewers entered into concerted practices restricting competition in the Dutch market in the period 1995-1999. Heineken is challenging the allegations of the European Commission and submitted its defence on 24 November 2005. A ruling from the European Commission is expected during 2007.

USA

Heineken USA, Heineken N.V. and in certain cases Heineken Holding N.V. and other Heineken companies have been named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcohol beverages, have unlawfully advertised and marketed its products to underage people. Heineken is defending vigorously against these accusations, as Heineken companies advertise and market their products lawfully to people of legal drinking age.

Since 2005 six of the lawsuits were dismissed. Notices of appeal have been filed by plaintiffs.

note 33 Related parties

Identity of related parties

Heineken has a related party relationship with its associates (refer note 15), joint ventures (refer note 35), L'Arche Holding S.A., the Board of Directors of Heineken Holding N.V. and the Executive Board and Supervisory Board of Heineken N.V.

Remuneration Board of Directors *in thousands of euros*	Fixed fee **2006**		Fixed fee 2005	
M. Das	**60**		45	
C.L. de Carvalho-Heineken	**45**		38	
D.P. Hoyer	**45**		38	
K. Vuursteen	**45**		38	
		195		159

As at 31 December 2006, the Board of Directors represented 144,112,051 shares in the Company.

Executive Board remuneration *in thousands of euros*	Fixed salary **2006**	Fixed salary 2005	Short-Term Incentive Plan **2006**	Short-Term Incentive Plan 2005	Long-Term Incentive Plan/ bonus **2006**	Long-Term Incentive Plan/ bonus 2005	Pension plan **2006**	Pension plan 2005	Other deferred benefits **2006**	Other deferred benefits 2005	Total **2006**	Total 2005
J.F.M.L. van Boxmeer [1]	**680**	472	**592**	489	**93**	46	**96**	1,581	**–**	–	**1,461**	2,588
M.J. Bolland [1,4]	**306**	418	**189**	455	**50**	43	**82**	1,358	**2,550**	–	**3,177**	2,274
D.R. Hooft Graafland [1]	**525**	418	**455**	455	**86**	43	**129**	1,795	**–**	–	**1,195**	2,711
A. Ruys [2]	**–**	634	**–**	618	**499**	–	**–**	4,000	**–**	1,160	**499**	6,412
K. Büche [3]	**–**	418	**–**	376	**541**	–	**–**	980	**–**	901	**541**	2,675
	1,511	2,360	**1,236**	2,393	**1,269**	132	**307**	9,714	**2,550**	2,061	**6,873**	16,660

[1] An extra payment over past service was made in 2005 in anticipation of the new pension policy for the current Executive Board members in effect as of 2006. The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable an Executive Board member to retire from the company at the age of 62.

[2] Stepped down from the Executive Board on 1 October 2005. At the end of 2006 his long-term bonus was calculated.

[3] Stepped down from the Executive Board on 1 October 2005. At the end of 2006 his long-term bonus was calculated.

[4] Stepped down from the Executive Board on 1 August 2006. Mr Bolland was compensated with an amount of €2,550,000, reflecting his 20 years of service within Heineken.

Executive Board remuneration

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic profit growth target and specific year targets as set by the Supervisory Board. For the Long-Term Incentive Plan we refer to note 27.

As at 31 December 2006 and as at 31 December 2005, the members of the Executive Board did not hold any of the Heineken N.V. shares, bonds or option rights, other than under the Long-Term Incentive Plan aforementioned. One of the Executive Board members held 3,052 shares of Heineken Holding N.V. as at 31 December 2006 (2005: 790 shares).

Supervisory Board remuneration

in thousands of euros

	2006	2005
The individual members of the Supervisory Board received the following remuneration:		
C.J.A. van Lede	**66**	51
J.M. de Jong	**52**	45
M. Das	**52**	45
M.R. de Carvalho	**50**	43
A.H.J. Risseeuw	**50**	43
J.M. Hessels	**50**	43
I.C. MacLaurin	**33**	–
A.M. Fentener van Vlissingen	**33**	–
	386	270

One Supervisory Board member held 8 shares of Heineken N.V. as at 31 December 2006 (2005: 8 shares). As at 31 December 2006 and 2005, the Supervisory Board members did not hold any of the Heineken N.V. bonds or option rights. Three (2005: two) Supervisory Board members together held 9,508 shares of Heineken Holding N.V. as at 31 December 2006 (2005: 9,508 shares). In addition to the above Mr C.J.A. van Lede and Mr M.R. de Carvalho each receive €45,000 as fee for attending the meetings of the Board of Directors of Heineken Holding N.V.

Other related party transactions

There are no significant transactions with L' Arche Holding S.A., associates and joint ventures.

note 34 Heineken entities

Control of Heineken

The ordinary shares of the Company are traded on Euronext Amsterdam. Pursuant to the Financial Markets Supervision Act and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions Mrs C.L. de Carvalho-Heineken has disclosed an interest of 52.01% (including a 50.005% shareholding by L' Arche Holding S.A.) in the Company and Greenfee B.V. an interest of 6.81%.

Heineken Holding N.V. holds an interest in Heineken N.V. of 50.005% of the issued capital (being 50.047% (2005: 50.005%) of the outstanding capital following the purchase of own shares by Heineken N.V.).

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code has been issued by Heineken N.V. with respect to the legal entities established in the Netherlands marked with a • below.

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)* **2006**	2005
• Heineken Nederlands Beheer B.V.	Netherlands	**100.0**	100.0
• Heineken Brouwerijen B.V.	Netherlands	**100.0**	100.0
• Heineken Nederland B.V.	Netherlands	**100.0**	100.0
• Heineken International B.V.	Netherlands	**100.0**	100.0
• Heineken Supply Chain B.V.	Netherlands	**100.0**	100.0
• Amstel Brouwerij B.V.	Netherlands	**100.0**	100.0
• Amstel Internationaal B.V.	Netherlands	**100.0**	100.0
• Vrumona B.V.	Netherlands	**100.0**	100.0
• Invebra Holland B.V.	Netherlands	**100.0**	100.0
• B.V. Beleggingsmaatschappij Limba	Netherlands	**100.0**	100.0
• Brand Bierbrouwerij B.V.	Netherlands	**100.0**	100.0
• Beheer- en Exploitatiemaatschappij Brand B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Holdings B.V.	Netherlands	**100.0**	100.0
• Brasinvest B.V.	Netherlands	**100.0**	100.0
• Heineken Beer Systems B.V.	Netherlands	**100.0**	100.0
Heineken France S.A.	France	**100.0**	100.0
Heineken España S.A.	Spain	**98.5**	98.3
Heineken Italia S.p.A.	Italy	**100.0**	100.0
Athenian Brewery S.A.	Greece	**98.8**	98.8
Brau Union AG	Austria	**100.0**	100.0
Grupa Żywiec S.A.[1]	Poland	**61.8**	61.8
Heineken Ireland Ltd.[2]	Ireland	**100.0**	100.0
Brau Union Hungary Rt.	Hungary	**99.6**	99.5
Heineken Slovensko a.s.	Slovakia	**100.0**	100.0
Heineken Switzerland AG	Switzerland	**100.0**	100.0
Karlovačka Pivovara d.d.	Croatia	**100.0**	97.5
Mouterij Albert N.V.	Belgium	**100.0**	100.0
Ibecor S.A.	Belgium	**100.0**	100.0
Affligem Brouwerij BDS N.V.	Belgium	**100.0**	100.0
LLC Heineken Brewery	Russia	**100.0**	100.0
Dinal LLP	Kazakhstan	**99.9**	99.9

Significant subsidiaries of Heineken N.V.	Country of incorporation	Ownership interest (%) 2006	2005
Heineken USA Inc.	United States	**100.0**	100.0
Starobrno a.s.	Czech Republic	**97.6**	97.6
Brau Union Romania S.A.	Romania	**96.3**	96.3
Ivan Taranov Breweries Ltd.	Cyprus	**100.0**	100.0
LLC 'Combinat named after Stepan Razin'	Russia	**100.0**	100.0
OJSC Patra	Russia	**100.0**	100.0
OJSC Baikal Brewery Company	Russia	**100.0**	100.0
LLC Central-European Brewing Company	Russia	**100.0**	100.0
Commonwealth Brewery Ltd.	Bahamas	**53.2**	53.2
Windward & Leeward Brewery Ltd.	St Lucia	**72.7**	72.7
Cervecerias Baru-Panama S.A.	Panama	**74.9**	74.8
Nigerian Breweries Plc.	Nigeria	**54.1**	54.1
Al Ahram Beverages Company S.A.E.	Egypt	**99.9**	99.9
Brasserie Lorraine S.A.	Martinique	**83.1**	83.1
Surinaamse Brouwerij N.V.	Surinam	**76.1**	76.1
Consolidated Breweries Ltd.	Nigeria	**50.1**	50.1
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	**87.3**	87.3
Brasserie Almaza S.A.L.	Lebanon	**67.0**	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	**95.0**	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	**70.0**	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	**59.3**	59.3
Brasseries de Bourbon S.A.	Réunion	**85.6**	85.6
P.T. Multi Bintang Indonesia Tbk.	Indonesia	**84.5**	84.5

[1] Excluding treasury shares (will be cancelled in the course of 2007).

[2] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. issued an irrevocable guarantee for the year ended 31 December 2006 and 2005 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in article 5(c) of the Republic of Ireland Companies (Amendment) Act 1986.

note 35 Interests in joint ventures

Heineken has interests in the following joint ventures:

BrauHolding International GmbH & Co. KGaA	Germany	**49.9**	49.9
Zagorka Brewery A.D.	Bulgaria	**49.0**	49.0
Pivara Skopje A.D.	Macedonia	**27.6**	27.6
Brasseries du Congo S.A.	Congo	**50.0**	50.0
Asia Pacific Investment Pte. Ltd.	Singapore	**50.0**	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	**41.9**	41.9
Shanghai Asia Pacific Brewery Ltd.	China	**44.6**	44.6
Hainan Asia Pacific Brewery Ltd.	China	**46.0**	46.0
South Pacific Brewery Ltd.	Papua New Guinea	**31.8**	31.8
Vietnam Brewery Ltd.	Vietnam	**25.2**	25.2
Cambodia Brewery Ltd.	Cambodia	**33.5**	33.5
DB Breweries Ltd.	New Zealand	**41.9**	41.9
Compania Cervecerias Unidas S.A.	Chile	**33.1**	32.1
Tempo Beverages Ltd.	Israel	**40.0**	40.0
United Breweries Lanka Ltd.	Sri Lanka	**25.2**	25.3
Société de Production et de Distribution des Boissons 'SPDB'	Tunesia	**49.9**	–

Via joint ventures Heineken is able to jointly govern the financial and operating policies of the above-mentioned companies. Consequently Heineken proportionally consolidates these companies.

Reporting date

The reporting date of the financial statements of all Heineken entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries (Singapore) Pte. Ltd., Shanghai Asia Pacific Brewery Ltd., Hainan Asia Pacific Brewery Ltd., South Pacific Brewery Ltd., Vietnam Brewery Ltd. and Cambodia Brewery Ltd., which have a 30 September reporting date.

Included in the consolidated financial statements are the following items that represent Heineken's interests in the assets and liabilities, revenue and expenses of the joint ventures:

		2006		2005
Non-current assets	**982**		958	
Current assets	**504**		489	
Non-current liabilities	**– 328**		– 333	
Current liabilities	**– 441**		– 381	
Net assets		**717**		733
Revenue		**1,295**		1,125
Expenses		**– 1,155**		– 1,009
Operating profit		**140**		116

note 36 Subsequent events

There are no significant subsequent events to report until 20 February 2007.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores	125 shares
The members of the board of this foundation are	
C.L. de Carvalho-Heineken, chairman	
M. Das	
R.H. Meppelink	
H.A. Oosters	
Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares
The members of the board of this foundation are	
J.C. Posch, chairman	
W. de Ruiter	

The company and the board members of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:

Article 4, para. 8	(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2	(priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5	(priority shareholders give approval for exercising voting rights on shares)
Article 8, para. 6	(priority shareholders and the general meeting give approval for resolutions relating to any material change in the nature or identity of the company or the enterprise)
Article 9, para. 4	(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 10, para. 6	(4% dividend, after distribution of dividend to holders of ordinary shares)
Article 13, para. 1	(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 14, para. 3	(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.

Article 10, para. 6: Out of the profit as shown by the profit and loss account adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Remuneration of the Board of Directors
Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors
As at 31 December 2006, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit
It is proposed to appropriate €147 million of the profit for payment of dividend and to add €459 million to the reserves.

Auditor's report

To: Annual General Meeting of Shareholders of
Heineken Holding N.V.

Report on the financial statements

We have audited the 2006 financial statements of Heineken Holding N.V., Amsterdam as set out on pages 14 to 75. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the income statement, statement of recognised income and expense and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company income statement for the year then ended and the notes.

Management's responsibility

The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors as set out on pages 9 to 12 is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 20 February 2007
KPMG Accountants N.V.
G.L.M. van Hengstum RA

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available in the Dutch language as well. In the case of any discrepancy between language versions the English version prevails.

Translation
VVH Business Translations

Graphic Design and Electronic Publishing
Design Studio Hans Kentie BNO

Printing
Boom Planeta Graphics

Binding
Binderij Hexspoor

END